

Mail Stop 3561

January 26, 2018

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76
Santiago, Chile

>   **Re: Enel Chile S.A.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed January 10, 2018**
>   **File No. 333-221156**
>
>   **Amendment No. 2 to Schedule 13E-3 and Schedule TO-T filed by Enel**
>   **Generacion Chile S.A., Enel Chile S.A., et. al.**
>   **Filed January 10, 2018**
>   **File No. 005-85152**

Dear Mr. Cotugno:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

Amendment No. 2 to Registration Statement on Form F-4

1. We refer to comment 1 in our prior letter and your response. We continue to believe that the directors who have taken a position with respect to the Reorganization which include the Offers must individually comply with Rule 14d-9. We note in particular that the individual directors here were not required to express an opinion on behalf of Enel Generacion under Chilean law because the transactions were approved by the independent directors of Enel Generacion and that the Company itself will file its own Schedule 14D-9. Where these directors voluntarily chose to express such an opinion on their own behalf in the context of an ongoing tender offer, we believe Rule 14d-9 is

triggered.

2. See our last comment above. Please analyze whether the directors who are recommending the Reorganization are engaged in the going private transaction and should be included as filers on the Schedule 13E-3. We direct your attention to CDI 101.03 in Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009) available on our Web site at www.sec.gov.

Special Factors,

Background of the Offers, page 52

3. We note your response to comment 8 and your statement that the financial advisor engaged by Enel "was not engaged to prepare or deliver any written or oral report, opinion, recommendation or valuation." We further note that such advisor provided support to Enel's management in connection with the Reorganization, and in particular assisted Enel's management in preparing evaluation materials in connection with the Reorganization including summarizing and synthesizing the reports and opinions of the independent evaluators and appraisers appointed by Enel Chile, Enel Generacion and EGPL. Please provide a detailed analysis as to why you believe that the support provided by and function served by Enel's financial advisor does not constitute a report, opinion, or appraisal under Item 1015 of Regulation M-A. In this regard, we note that synthesizing and summarizing materials compiled by other appraisers and evaluators assessing the Reorganization necessarily involves value judgments and determinations regarding the materiality and placement of information materially related to these transactions. Your analysis should additionally specifically address the nature of the "resource support" provided by Enel's financial advisor, and provide additional detail regarding the financial advisor's role in preparing the evaluation materials referenced in your response. For additional guidance, also refer to Question 117.06 to Compliance Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3263, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Allen Miller, Esq.
    Sey-Hyo Lee, Esq.
    Winston & Strawn LLP